SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Publicly Traded Company

 CNPJ/MF 33.000.167/0001-01

 NIRE 33300032061

NOTICE OF extraordinary SHAREHOLDERS’ MEETING

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras (“Company”), in fulfillment of the provisions set forth under article 40 of its Bylaws, hereby summons its shareholders to convene for an Extraordinary General Meeting scheduled for January 31 2011, at 3 PM, at the Company's Main Office Building, at Avenida República do Chile 65, 1st floor, to decide on the following issues:

a) Merger of Comperj Basic Petrochemicals S.A. (“UPB”) and of Comperj PET S.A. (“PET”) into Petrobras:

(1)  Approve the Protocol of Merger and Justification signed between Comperj Petroquímicos Básicos S.A. and the Company on 11/24/2010;

(2)  Approve the Protocol of Merger and Justification signed between Comperj PET S.A. and the Company on 11/24/2010;

(3)  Ratify the Company's hiring of KPMG Auditores Independentes to prepare the appraisal reports for Comperj Petroquímicos Básicos S.A. and Comperj PET S.A. ("Appraisal Reports"), pursuant to paragraph 1 of Article 227 of Act 6404/76, as amended;

(4)  Approve the Appraisal Reports prepared by KPMG Auditores Independentes at book value to assess the stockholders' equity of Comperj Petroquímicos Básicos S.A. and Comperj PET S.A.; and

(5)  Approve the merger of Comperj Petroquímicos Básicos S.A. and Comperj PET S.A. into the Company, without increasing its capital stock.

b) Approve the proposed amendment to Petrobras' Bylaws, under the following terms:

(1)  amend article 4, main section, of the Bylaws in order to establish that the Company's capital stock be listed as R$205,357,103,148.30 (two hundred five billion three hundred fifty seven million, one hundred three thousand one hundred forty eight Reais and thirty cents) divided into 13,044,496,930 (thirteen billion, forty four million, four hundred ninety six thousand, nine hundred thirty) shares, all nominative, book-entry, without nominal value, being 7,442,454,142 (seven billion, four hundred forty two million, four hundred fifty four thousand, one hundred forty two) common shares, all nominative, book-entry, without nominal value, and 5,602,042,788 (five billion, six hundred two million, forty two thousand seven hundred eighty eight) preferred shares, all nominative, book-entry, without nominal value;

(2)  exclude §§ 1, 2, and 3 of article 4 of the Bylaws to remove the authorized capital limit for ordinary and preferred shares issued by the Company which, pursuant to Act No. 6404, of December 15 1976 ("Joint Stock Company Act"), would allow, under certain circumstances, the increase of the Company's share capital, regardless of a statutory reform, by a decision of the Board of Directors;

(3)  insert a new §1 in Article 4 of the Bylaws, aiming to establish that the capital increases via share issuing be previously submitted to the General Meeting as follows: "§ 1 Capital increases made via the issuing shares will be previously submitted to the General Meeting.

(4)  renumber as § 2 the current § 4 of article 4 of the Bylaws;

(5)  renumber as § 3 the current § 5 of article 4 of the Bylaws;

(6)  exclude item IX of article 28 of the Bylaws, which foresees the Board of Directors' power to decide on capital increases within the authorized limit, since the Company will no longer have authorized capital;

(7)  amend subsection III of article 40 of the Bylaws, which defines the General Meeting as the authority to increase the capital stock by eliminating the exception to cases of authorized capital, which will no longer exist; and

(8)  exclude article 62 of the Bylaws, which defines the transitional provisions approved by the EGM held on 06/22/10.

Shareholders wishing to be represented in the mentioned Meeting by a proxy appointed less than 1 (one) year ago, who is a shareholder, company manager, attorney or financial institution, pursuant to article 126, paragraph 1, of Act 6404/76, and Article 13 of the Bylaws, presenting at the act or, preferably, depositing a proxy with special powers, accompanied by documents evidencing representation powers, at room 2202-B (Shareholder Services), at the Company's Main Office Building, no later than 3 PM, on January 27 2011.

Furthermore, shareholders may also choose to vote on the matters involved in this Notice by using a public request for proxy, as per CVM Instruction 481 of December 17 2009.

The electronic proxies will be received via the Online Meeting platform, at www.assembleiasonline.com.br. Shareholders must register in the platform in order to use it.

The shareholders have available to them, at room 2202-B (Shareholder Services) of the Company's Main Office Building, on the Company's webpage (http://www.petrobras.com.br/ri), and on the webpage of the Securities and Exchange Commission (http://www.cvm.gov.br) all of the documentation related to the issues to be decided on during the Extraordinary General Meeting, under the terms of article 135, §3 of Act 6404/76, of article 3 of CVM Instruction No. 319, of December 03 1999, and of articles 6, 11, and 21 of CVM Instruction No. 481, of December 17 2009.

Rio de Janeiro, December 23, 2010.

Guido Mantega

President of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.